[Commitment Letter]

                          FLEET CORPORATE FINANCE, INC.
                               100 Federal Street
                           Boston, Massachusetts 02110


                                                                    July 7, 2000


Wilmar Industries, Inc.
303 Harper Drive
Moorestown, NJ  08057
Attention:  William Sanford

Ladies and Gentlemen:

                  Wilmar Industries, Inc. (the "Company" or "you") has advised us that you are forming an entity ("Newco") and with such entity you propose to acquire (the "Acquisition") all of the outstanding capital stock of Barnett Inc. (the "Target"). We understand that the Acquisition is proposed to be effected pursuant to the provisions of an Agreement and Plan of Merger (the "Merger Agreement") entered into by and among the Company, Newco and the Target, which contemplates a merger (the "Merger") of Newco with and into the Target, with the Target being the surviving company of the Merger. As used herein, the term "Transactions" shall refer collectively to the Acquisition, the Merger and the related transactions, including the Refinancing (as defined below), and the term "Acquisition Closing Date" shall mean the date on which the Acquisition is consummated.

                  We have assumed that in connection with the Transactions (a) the Company will repay (the "Refinancing") all of its outstanding indebtedness of approximately $169.0 million, including $40.0 million aggregate principal amount (plus any amounts issued as pay-in-kind interest thereon) of 15% Senior Subordinated Notes due 2008 of the Company (the "Existing Private Notes"), and all of the Target's outstanding indebtedness of approximately $33.0 million, and
(b) all of the Target's equity
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                                       -2-

interest will be redeemed or purchased for approximately $214.0 million (excluding transaction costs of approximately $25.2 million). We have further assumed that such funds will be generated through (i) equity contributions from Parthenon Investors, L.P. ("Parthenon"), its affiliates and other investors to the Company of (x) at least $0.7 million in cash through the acquisition of common equity and (y) at least $94.3 million in cash through the acquisition of 14% pay-in-kind preferred stock (the "Equity Contribution"), (ii) $1.9 million of rollover equity of existing stockholders of the Target, (iii) $4.3 million of available cash at the Target and (iv) a $390.0 million debt financing consisting of a $300.0 million senior secured credit facility (the "Senior Bank Debt"), of which $250.0 million will be funded at the Acquisition Closing Date and $90.0 million of senior subordinated notes (the "Private Notes") which Private Notes will be issued with detachable warrants and (c) on the Acquisition Closing Date, the only indebtedness (other than trade indebtedness and capital leases permitted under the Senior Bank Debt and other indebtedness reasonably satisfactory to Fleet) of the Company, the Target or any of their subsidiaries will be the Senior Bank Debt and the Private Notes. We have further assumed that, upon consummation of the Transactions, the Company will have pro forma EBITDA1 for the trailing twelve month period ended the latest available month of not less than $70.0 million and a pro forma leverage ratio (as defined below) for the comparable period of not greater than 4.85 to 1.0. As used herein, the term "leverage ratio" means total consolidated debt to pro forma EBITDA.

--------
1 Pro forma EBITDA is defined as operating income plus depreciation and amortization and excludes one-time expenses relating to the Transactions to the extent required to be expensed prior to the Closing Date and reasonably acceptable to Fleet; provided that the following pro forma adjustments shall be taken into account: (x) $2.7 million of cost savings relating to the Company's acquisition of J.A. Sexauer, Inc. and (y) $2.0 million of expenses relating to the Target's start-up of its National Distribution Center ($1.0 million of which has been incurred on or prior to June 30, 2000), in each case as reasonably satisfactory to Fleet.
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                                       -3-

                  In connection with the Transactions, pursuant to an engagement letter dated the date hereof (the "Engagement Letter"), FleetBoston Robertson Stephens, Inc. ("FRS") has been retained to act as sole placement agent with respect to a placement (the "Placement") of up to $90.0 million principal amount of the Private Notes.

                  Based upon the terms and subject to the conditions set forth in this letter and the Summary of Terms attached as Exhibit A hereto, on the Acquisition Closing Date, Fleet Corporate Finance, Inc. ("Fleet" or the "Commitment Party") will purchase from the Company the Private Notes in an aggregate principal amount equal to 100% of the Commitment Amount. The "Commitment Amount" means an aggregate of $90.0 million (or such lesser amount agreed to by the Company that is required to consummate the Acquisition). The Private Notes purchased pursuant to this paragraph will be purchased at par and on the terms contained in the Summary of Terms attached as Exhibit A hereto.

                  It is understood and agreed that the Commitment Party shall only be obligated to purchase the Private Notes pursuant to this letter if they have received a written request from the Company to do so which written request (a "Purchase Request") must be delivered on or prior to October 23, 2000. In the event the Company timely delivers such a Purchase Request, the Commitment Party will consummate the purchase of the Private Notes as contemplated herein, but subject to the terms and conditions contained herein and in the Summary of Terms attached as Exhibit A hereto, within five business days after the date of such Purchase Request but in any event no later than November 7, 2000.

                  You agree that prior to the closing date of any of the Transactions there shall be no issues of debt securities or commercial bank facilities (other than as contemplated in this letter or the attached Summary of Terms and other than pay-in-kind interest on the Existing Private Notes) of the Company, Newco or the Target, any direct or indirect holding company thereof or any of their respective subsidiaries being offered,
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                                       -4-

placed or arranged that compete in the high yield or private placement market with the Private Notes.

                  You agree, upon the Commitment Party's reasonable request, to
(a) promptly provide or make available (and to use your commercially reasonable efforts to cause the Target to agree to provide or make available) to the Commitment Party all necessary financial and other information in your or the Target's possession with respect to the Company or the Target, the Transactions and any other transactions contemplated therewith, including but not limited to information and projections (such projections to include one year of quarterly projections and five years of annual projections) prepared by you or by your advisors on your behalf relating to the Company, the Target, the Transactions and the other transactions contemplated therewith, (b) use your commercially reasonable efforts to make your (and to obtain the agreement of the Target to make its) senior officers available to the Commitment Party and its affiliates in connection with the issuance and placement of the Private Notes (including any resale of such Private Notes by the Commitment Party (a "Resale")), including making them available at reasonable times upon reasonable notice to assist in the preparation of an offering document (including assistance in obtaining industry data), to participate at reasonable times upon reasonable notice in due diligence sessions, and (c) use your commercially reasonable efforts to prepare, and to cause your affiliates and advisors to prepare, an appropriate offering document, and to assist the Commitment Party in preparing other appropriate marketing materials reasonably requested by it, in each case, to be used in connection with the Private Notes (including any Resale). The commitment of Fleet to purchase from the Company the Private Notes on the Acquisition Closing Date in an aggregate principal amount equal to 100% of the Commitment Amount, upon the terms and subject to the conditions set forth in this letter and the attached Summary of Terms, is not subject in any respect to any placement of the Private Notes or a Resale.

                  In consideration for the Commitment Party's commitment to purchase from the Company the Private Notes in an aggregate principal amount equal to 100% of the Commitment Amount
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                                       -5-

(the "Commitment") pursuant to this letter, you hereby agree to pay in cash to the Commitment Party the applicable fees set forth in the Fee Letter dated the date hereof and delivered herewith among the Commitment Party and the Company (in each case upon the terms and subject to the conditions set forth in such fee letter).

                  The Commitment of the Commitment Party is subject to (I) the requisite approval of the Target's stockholders to the Merger and (II) (a) the Commitment Party's reasonable satisfaction in all material respects (i) that the material terms of all definitive agreements relating to the Acquisition (including, without limitation, conditions relating to the consummation of the contemplated Merger and all other material agreements to be entered into in connection with the Acquisition (including all agreements to be entered into between the Company and Parthenon and the other equity investors)) are reasonably satisfactory to the Commitment Party, (ii) that the material terms of the Senior Bank Debt (including conditions with respect to funding) expected to be available at the Acquisition Closing Date are reasonably satisfactory to the Commitment Party, (iii) that the material terms of the Equity Contribution or any other agreement, if any, entered into by Parthenon or its affiliates and any agreement, if any, among the holders of the indebtedness or capital stock of the Company or the Target (including conditions with respect to funding) are reasonably satisfactory to the Commitment Party, (iv) that the Company has made satisfactory representations and warranties with respect to legal, tax, environmental and other matters, (v) that the Company's pro forma EBITDA (as defined above) for the trailing twelve month period ended the latest available month (which shall be no later than 21 days after the end of such month) shall not be less than $70.0 million and the Company shall not have a pro forma leverage ratio (as defined above) of greater than 4.85 to 1.0, and (vi) that the Target's pro forma EBITDA (as defined above) for each of the fiscal year ended June 30, 2000 and, if a different period, for the trailing twelve month period ended the latest available month (which shall be no later than 21 days after the end of such month) shall not be less than $33.7 million, (b) the receipt by the Commitment Party by the Acquisition Closing Date of audited and unaudited financial statements (including notes thereto, if any) of the Company and the Target and pro forma financial statements of the Company, in each case as would be required under Regulation S-X under the Securities Exchange Act of 1934 of a registrant on Form S-1 under the Securities Act of 1933, and, in any event, including audited financial statements of the Target for the fiscal year ended June 30, 2000, and the Commitment Party
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                                       -6-

shall have the right to request that a review (such review to include procedures reasonably requested by the Commitment Party and, in the case of the Company only, only with respect to adjustments to pro forma EBITDA) be performed by PricewaterhouseCoopers LLP with respect to each of the trailing twelve month periods referred to in clauses (II)(a)(v) and (vi) above for the Company and the Target, (c) the preparation, execution and delivery of definitive documentation reasonably satisfactory to the Commitment Party, including appropriate purchase documentation, incorporating the terms and conditions set forth herein and in the attached Summary of Terms, (d) the Commitment Party's reasonable satisfaction that, immediately prior to the marketing period for the Placement, there shall be no competing marketing of issues of debt securities or commercial bank facilities (other than as contemplated in this letter or the attached Summary of Terms) of the Company, Newco or the Target and (e) the Commitment Party's reasonable satisfaction with the results of its counsel's confirmatory legal due diligence with respect to the Target. In addition, the Commitment Party shall be released from its Commitment if, in the Commitment Party's sole discretion, prior to the Acquisition Closing Date, (i) there shall have occurred, exist or become known to the Commitment Party any event, condition or change in or affecting the Company or the Target that singly or in the aggregate would reasonably be expected to have a material adverse effect on the business, results of operations, financial condition or prospects of the Company and its subsidiaries taken as a whole or the Target and its subsidiaries taken as a whole, (ii) there shall have been a material disruption in the capital markets for securities similar to the Private Notes or (iii) material information relevant to the Transactions become known to FRS that FRS in good faith believes is inconsistent in a material and adverse manner with (x) any information relevant to the Transactions disclosed to FRS prior to the date of this Agreement or (y) any information relevant to the Transactions obtained by FRS during its due diligence investigation.

                  The Commitment will expire at 5:00 p.m., New York City time, on July 10, 2000, unless accepted prior to such time and, if accepted prior to such time, the Commitment will expire at 5:00 p.m., New York City time, on the earlier of (a) the termination or abandonment of the Merger and Acquisition or the definitive agreements relating to any of the Transactions and (b) (i) if the Company shall not have previously delivered a Purchase Request to the Commitment Party, October 23, 2000, or (ii) if the Company shall have delivered a Purchase Request to the Commitment Party, November 7, 2000 (unless all conditions
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                                       -7-

precedent to the purchase of the Private Notes by the Commitment Party shall have been satisfied or waived prior to such time). Expiration or termination of the Commitment shall not affect your obligations under the following sentence, which obligations shall remain in full force and effect regardless of any termination of the Commitment or the completion of the Acquisition and related financings. In connection with this Commitment Letter, the Commitment Party and the Company have executed the Indemnity Letter attached as Exhibit B hereto. Upon execution and delivery of definitive documentation with respect to the purchase and sale of the Private Notes, such Indemnity Letter shall be superseded thereby and shall be of no further force and effect.

                  The dollar amount of Fleet's maximum obligation is set forth on the signature page hereof.

                  Fleet may syndicate, sell, transfer, assign, participate or otherwise reduce or transfer its risk (including by way of derivatives or otherwise) (each, a "Disposition") at any time with respect to the Commitment to
(i) institutional accredited investors and (ii) qualified institutional buyers; provided, however, that in each such case no such Disposition can be made (x) to any competitors of the Company, the Target or any of their respective subsidiaries (or any persons who own controlling interests in any competitor of the Company, the Target or any of their respective subsidiaries) and (y) in an aggregate principal amount of less than $2.5 million (unless such lesser amount is agreed to by the Company); provided further, however, that no Disposition shall reduce Fleet's obligation to purchase the entire Commitment Amount.

                  This letter shall be governed by and construed in accordance with the laws of the State of New York without regard to principals of conflicts of laws. You hereby submit to the non-exclusive jurisdiction of the Federal and State courts located in the City of New York in connection with any dispute related to this Agreement or any matters contemplated hereby. Delivery of an executed counterpart of this letter by telecopier shall be effective as delivery of a manually executed counterpart of this letter. This letter is not assignable by you
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                                       -8-

to any other person or entity, and this letter is not assignable by us without your consent.
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                                       -9-

                  This letter has been delivered to you for your information and is not to be distributed or disclosed to, or otherwise relied upon by, any other person (including pursuant to any tender offer or proxy statement or other publicly filed document) without the Commitment Party's prior written consent (which shall not be unreasonably withheld or delayed), except that you may disclose this letter (a) on a confidential basis to the Target, the Target's stockholders, its management, Board of Directors (or any committee thereof) and financial, legal and other professional advisors (including advisors to any committee of the Target's Board of Directors and to your equityholders (and their partners, stockholders, management, Board of Directors and advisors), management and advisors and the investors (and their advisors) effecting the Equity Contribution (b) as required by applicable law, any rules of any applicable stock exchange, any governmental or regulatory authority or compulsory legal process.

                                        Very truly yours,

                                        FLEET CORPORATE FINANCE, INC.


                                        By:    /s/ Timothy C. Shoyer
                                             ---------------------------------
                                             Name:  Timothy C. Shoyer
                                             Title: Managing Director
                                             Commitment Amount:  $90.0 million.



Agreed to and Accepted as of the date first above written:

WILMAR INDUSTRIES, INC.


By:   /s/ William Sanford
   ---------------------------------
   Name:  William Sanford
   Title: Senior Vice President
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                                      -10-

                                                                       Exhibit A

                                SUMMARY OF TERMS

Placement Agent:         FLEETBOSTON ROBERTSON STEPHENS INC. ("FRS")

Issuer:                  Wilmar Industries, Inc., ("Issuer" or the "Company").

Issue:                   Senior Subordinated Notes (the "Private Notes").

Principal Amount:        $90.0 million.

Purchaser:               Fleet Corporate Finance, Inc.

Maturity:                8 years (2008)

Ranking Priority:        The Notes will constitute senior subordinated debt of
                         the Company, will be unsecured and will be subordinated only to the Senior Debt of the Company on a basis consistent with the Existing Private Notes.

Guarantors:              All of the Company's existing and future domestic
                         subsidiaries, including the Target and its subsidiaries.

Rate of Interest:        17.00% fixed rate ("Coupon"), comprised of a 13.00%
                         cash coupon payable quarterly in arrears and 4.00% paid-in-kind ("PIK") coupon for the first five years and a 17.00% cash coupon thereafter.

Interest Payments:       Interest will be compounded quarterly, calculated on a
                         twelve 30-day months, 360-day year, basis.
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                                      -11-

Mandatory Redemption:    No scheduled amortization.  The Company will redeem
                         the full principal amount of the Private Notes, plus accrued interest, upon Maturity.

Optional Prepayment:     The Notes are prepayable at any time at the Company's
                         option, at par plus accrued interest and subject to a Prepayment penalty calculated as follows:

                         For the first 0-24 months: 100.0% of the principal amount plus a make whole premium computed using a discount rate of treasuries plus 200 basis points,

                         Months 25-36: 107.0% of the principal amount,

                         Months 37-48: 105.0% of the principal amount,

                         Months 49-60: 103.0% of the principal amount,

                         Months 61-72: 101.0% of the principal amount,

                         Thereafter: 100.0% of the principal amount.

Change of Control:       Upon a Change of Control, the Company will offer to
                         repurchase the Notes from the Noteholder(s) at 101% of the principal amount together with accrued interest.

Financial Covenants:     Financial covenants to be tested quarterly on the
                         Issuer and its consolidated subsidiaries. Covenants will include, but not be limited to, the following:

                         1. Maximum Total Funded Debt to reported rolling four
                            quarter EBITDA, with certain step-down provisions.

                         2. Minimum Fixed Charge Coverage Ratio, defined as (i)
                            actual reported EBITDA minus capital expenditures minus cash taxes on income paid during such period to (ii) interest expense plus current maturities of long-term debt, measured on a rolling four quarter basis, with certain step-up provisions.
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                                      -12-

                         3. Minimum Interest Coverage Ratio, defined as (i)
                            actual reported EBITDA to (ii) interest expense, measured on a rolling four quarter basis, with certain step-up provisions.

Other Covenants:         Usual and customary for transactions of this nature
                         including, but not limited to, the following:
                         Limitation on Restricted Payments and Investments,
                         Limitation on the Incurrence of Debt, Limitation on Consolidations and Mergers, Limitation on the Sale of Assets, Limitation on Acquisitions, Limitation on
                         Operating Leases, no material change in nature of business and standard representations, warranties and reporting requirements and other affirmative covenants.

Events of Default:       Usual and customary for financings of this size, type
                         and purpose.
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                                      -13-

Warrants:                On the Acquisition Closing Date, Fleet Corporate
                         Finance, Inc. shall receive warrants for 4.0% of the then outstanding fully-diluted common equity of the Company.

Placement Matters:       Usual and customary placement for notes of this type
                         and nature, including, but not limited to, the following:

                         Prior to the Acquisition Closing Date, FRS shall be entitled, at their sole reasonable discretion, to change the structure, covenants, or terms of the Private Notes (excluding changes to the Rate of Interest and Warrants, but including changes to Optional Prepayments; provided, that to the extent Allied Capital Corporation agrees to the Optional Prepayment terms herein, then this paragraph shall exclude changes thereto) in consultation with the Company if FRS determines that such changes are necessary in order to ensure a successful placement of the Private Notes so long as the aggregate principal amount of the Private Notes is not reduced.